Ontacad, Inc.
Statement of Changes in Shareholders' Equity
From June 22, 2020 (Inception) to October 31, 2020
(Unaudited)

	Common Stock				
	Shares	Amount	Paid-in-Capital	Retained Earnings	Total Shareholders' Equity
Balance, June 22, 2020 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of founder shares	900,000	9	(9)	-	-
Issuance of a Warrant to SPRK, Inc.	-	-	$ 100,000	-	100,000
Net loss	-	-	-	-	-
Balance, October 31, 2020	900,000	$ 9	$ 99,991	$ -	$ 100,000